John E. Lux, Esq.	1629 K Street, Suite 300 Washington, DC 20006
Lux Law, pa	(202) 780-1000 john.lux@securities-law.info

April 13, 2018

Courtney Lindsay

Staff Attorney

Division of Corporation Finance

Office of Telecommunications

United States Securities and Exchange Commission

Washington, DC 20549

Re:	GD Entertainment & Technology, Inc. Offering Statement on Form 1-A Filed March 5, 2018 File No. 024-10811

Dear Courtney:

On behalf of GD Entertainment & Technology, Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated March 5, 2018, relating to the above-captioned Offering Statement on Form 1-A (“Offering Statement”). Captions and page references herein correspond to those set forth in the Offering Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in italics and provided the Company’s response to each comment immediately thereafter.

Form 1-A filed March 5, 2018

Item 1. Issuer Information Financial Statements, page 4

1.	Tell us why it is appropriate to classify various non-current assets as plant, property and equipment (PPE) under Item 1 when no such line-item caption appears on your consolidated balance sheet.

These assets have been removed from this category in Part I.

2.	Tell us the nature of your investments in acquired content rights and explain why it is appropriate to classify these rights as investment securities under the caption of Item 1.

Item 1 has been corrected to remove the classification of these items as investment securities.

Cover Page

3.	We note that you have a minimum purchase requirement of $1,000 and that you may waive that requirement on a case-by-case basis. Please discuss what factors you may consider when determining whether to waive this requirement.

The Company may wish to waive the minimum to accommodate smaller investors. In view of the cost of servicing smaller shareholders in relation to their capital contribution, the Company may decline to accept such subscriptions if they are substantially below the minimum; rather, in setting a minimum, the Company wanted to set a standard for a meaningful contribution.

4.	We note that you may accept as stock consideration "promissory notes, services and/or other consideration without notice to subscribers." Explain under "Distribution" what "other consideration" is intended to cover and the process for the offer and acceptance of non-cash consideration. Confirm through additional disclosure that you will value any non-cash consideration according to the Note to Rule 251(a)(1) of Regulation A.

This section has been edited to confirm through additional disclosure that the Company will value any non-cash consideration according to the Note to Rule 251(a)(1) of Regulation A. It now reads as follows:

Subscriptions are irrevocable and the purchase price is non-refundable as expressly stated in this Offering Circular. The Company, by determination of the Board of Directors, in its sole discretion, may issue the Securities under this Offering for cash, promissory notes, services, and/or other consideration without notice to subscribers. The aggregate offering price is be based on the price at which the securities are offered for cash. Any portion of the aggregate offering price or aggregate sales attributable to cash received in a foreign currency will be translated into United States currency at a currency exchange rate in effect on, or at a reasonable time before, the date of the sale of the securities. If securities are not sold for cash, the aggregate offering price or aggregate sales will be based on the value of the consideration as established by bona fide sales of that consideration made within a reasonable time, or, in the absence of sales, on the fair value as determined by an accepted standard. Valuations of non-cash consideration will be reasonable at the time made.

Summary, page 2

5.	Provide a brief summary of your current business, business plans and where you are in implementing your business plan. Discuss in Plain English the technology you will need to acquire or develop to implement your business plan and how you are acquiring or developing such technology. Revise your disclosures in your Business section as necessary to reflect this information.

The following has been added:

We intend to engage in bitcoin mining. Bitcoin miners use special software to solve math problems and are issued a certain number of bitcoins in exchange. This provides a way to issue the currency and also creates an incentive for more people to mine.

To engage in bitcoin mining, we have currently secured over 100 of the Bitmain S9 13.5 TH/s machines as well as over 15 Bitmain S9s, Bitman T9s, and Avalon 821s machines. These machines are owned by GDET and its clients. There are no leases on these machines.

We have identified a facility with enough power potential to host these machines.

In terms of technology, we are developing an ecommerce website where users will be able to explore and purchase machines we resell and sign up for co-location services at our facility.

6.	Your chart on page 42 indicates that as of November 30, 2017 you had 177,672 shares of Series B Preferred outstanding, but your disclosure on page 43 indicates that you have no shares of Preferred stock outstanding. Please reconcile. Disclose whether you have any current plans to issue any Series A, B or C Preferred stock.

The statement concerning no shares of Preferred Stock being outstanding has been deleted. The following has been added:

The Company has no current plans to issue additional shares of any class of preferred stock other than those currently outstanding.

The Offering, page 3

7.	We note that your company website is not currently functional. Please provide a functioning URL or remove your reference to your company's website.

All references to the website have been removed.

8.	We note that you plan to change your name to HyperDigital, Inc. Tell us why FINRA must approve your name change. Please tell us if you plan to change the symbol under which your shares are traded. If so, please revise your offering statement to reflect the new trading symbol when it is available or otherwise indicate that your trading symbol may change.

FINRA regulates name changes, symbol allocations. We are awaiting from the State of New Jersey a stamped copy of our amended articles of incorporation only and with that we will have our application to FINRA completed. FINRA usually gives a company its requested stock symbol or a choice of symbols. Per SEA Rule 10b-17 these changes must be done on at least ten days notice to FINRA. No name and symbol change can be performed unless FINRA takes action. When we complete the FINRA process we will have the information to promptly update the Offering Statement.

Risk Factors, page 4

9.	Please include a risk factor discussing Mr. Idnani's lack of cryptocurrency mining experience. Discuss the challenges that he will face. Currently, there is relatively small use of bitcoins in the retail and commercial marketplace in comparison to relatively large use..., page 12

The following has been added:

Our key employee, Mr. Anil Idnani, has very limited experience in cryptocurrency mining experience.

Our President, Mr. Anil Idnani, has very limited experience in cryptocurrency mining. For this reason, he may have difficulty in establishing and running cryptocurrency mining installations, including acquiring equipment, controlling expenses, and generating revenues. He may have difficulty in hiring and supervising cryptocurrency employees, While the Company plans on hiring trained staff and consultants who will be able to oversee and maintain the mining equipment, there is no assurance that Mr. Idnani will be able to manage them.

10.	Please revise to quantify the volatility of the market prices of Bitcoin during a recent significant period, for example during the last six months.

Distribution, page 29

The following risk factor has been added:

Bitcoin has a record of extreme price volatility.

The price of Bitcoin rose has risen until in the beginning of September 2017, the digital currency was at its then all-time high of $5,000. It then lost nearly 40% of its value towards the middle of that month. By the end of the month the value was back up to $4,000. Through December, the currency experienced frequent heavy drops and recoveries. Bitcoin reached its record high value of more than $19,850 in mid-December, before plummeting as low as $11,000 right before Christmas 2017. It has steadily risen and fallen throughout January and early February. As of April 13, 2018, Bitcoin's value was $6,928.

This extreme volatility may have a material adverse effect on the utility and adoption of Bitcoin and the business of the Company.

11.	Your disclosure indicates that you "will terminate if the Minimum Offering is not reached..." However, on you offering statement cover page and elsewhere you disclose that there is no minimum offering amount. Please reconcile.

This section now reads:

Offering Period and Expiration Date

This Offering will start on or after the Qualification Date and will terminate when the maximum offering is reached or, if it is reached, on the Termination Date.

Management's Discussion and Analysis, page 31

12.	Explain in Plain English how you anticipate generating revenues.

The following has been added to this section:

The Company intends to generate revenues by (1) direct sale of mining machines (in stock) to consumers through our e-commerce portal (that is in development) on our website, (2) fees charged to customers who wish to send their equipment for us to host, (3) sales of cryptocurrencies that are generated in the mining process by our machines, and (4) fees generated from people using our ATMs.

13.	We note on page 34 that "GDET has secured colocation of over 100 of the Bitmain S913.5 TH/s machines as well as over 15 Bitmain S9s, Bitman T9s, and Avalon 821s machines". Pursuant to Item 9(b)(1) of Form 1-A, include a description of the internal and external sources of liquidity used to finance the 115+ Bitmain and Avalon machines you have acquired for your own inventory. Describe how and when you have/or/will finance the installation of such equipment. Also, discuss any commitments for related capital expenditures and identify the sources of funds you intend to use to fulfill your commitments in accordance with Item 9(b)(2) of Form 1-A.

The following has been added to this section:

GDET was able to secure these machines through raising money from the issuance of convertible debt. We plan on financing the installation of these machines using funds from the Regulation A offering. We have no material commitments for capital expenditures at present.

14.	In accordance with Item 9(c) of Form 1-A, please describe your plan of operation for the 12 months following the commencement of the proposed offering. Otherwise, disclose the reasons why such a plan is unavailable.

Plan of Operations for Next Twelve Months, page 32

The following has been added to this section:

For the initial year of operation we intend on installing our current machines that are in stock, advertising and promoting the business through our e-commerce portal, which is currently in development, and beginning development of an additional facility.

15.	We note your statement that the proceeds from this offering will satisfy the company's "cash requirements for the next twelve months." Please clarify whether this statement is based upon successful completion of your entire offering amount. In addition, please clarify whether this statement takes into consideration the costs with becoming a public reporting company.

This section now reads:

The Company believes that the proceeds of this Offering will satisfy its cash requirements for the next twelve months, based on the successful completion of the entire offering amount, even after considering the costs associated with becoming a public reporting company. To complete the Company's entire acquisition plan, it may have to raise additional funds in the next twelve months.

16.	Your financial statements reflect expenses incurred since inception; however, there is no discussion of these expenses nor the source of the funds to pay for them. Please revise. In addition, your financial statements reflect total current assets of over $1.3 million and total assets of over $3.3 million at November 30, 2017. Please revise to detail the significant components of your assets and how they relate to your anticipated business operations.

The expenses since inception relate to the old business and are not in anyway related to the new business operations going forward. Until GDET has positive cash flow, the expenses of the new business will be paid for using funds from the Regulation A offering.

The assets of over $3.3 million at November 30, 2017 were assets of the old business. Management has evaluated whether those assets could be used in the new business model and has determined that they can not. None of the assets relate to the anticipated business operations. Those assets are also very difficult to value or find a buyer to purchase them. As such management has decided to write the assets off as of the next reporting period.

17.	Please discuss in more detail the acquisition plan you reference here. In this regard, please also note that issuers are not eligible to use Form 1-A when the business plan is to merge with or acquire an unidentified company. Please refer to Rule 251(b)(3) of Regulation A.

The Company has no plans to merge with or acquire any company. The acquisition plan referred to is the plan to acquire additional mining machines and facilities only. This sentence read:

Plan of Operation for the Next Twelve Months

The Company believes that the proceeds of this Offering will satisfy its cash requirements for the next twelve months. To complete the Company's entire acquisition plan, it may have to raise additional funds in the next twelve months.

It now reads:

Plan of Operation for the Next Twelve Months

The Company believes that the proceeds of this Offering will satisfy its cash requirements for the next twelve months, based on the successful completion of the entire offering amount, even after considering the costs associated with becoming a public reporting company. The Company has no plans to merge with or acquire any company. The Company's acquisition plan is to acquire additional mining machines and facilities only. To complete the Company's entire acquisition plan, it may have to raise additional funds in the next twelve months.

Business, page 34

18.	Clarify whether potential customers who will use your facility must be physically present at your facility. Explain how "an international clientele" will "send their machines from abroad to be used" at your facility.

The following has been added:

Our customers do not need to be physically present at our facility. We expect that all customers, both international and domestic, will send out machines by insured/tracked postal services for us to host. (FedEx, UPS, etc.)

19.	We note your statement that you have located "an industry-changing facility in the Tristate (New York, New Jersey, Connecticut) area..." Your use of proceeds allocates a range of funds (varying depending on amount of offering proceeds) necessary for securing a "Cryptocurrency server colocation facility." Clarify whether this is the same facility described here and clarify why the amount allocated for this facility ranges from $750,000 to $1,530,000.

The following has been added:

This facility has been identified, and depending on the amount of funds raised, we intend on scaling up the facility with a larger amount of power, which would allow us to host more machines for ourselves and our clients.

20.	Explain your statement that you have "secured over 100 of the Bitmain S9 13.5 TH/s machines as well as over 15 Bitmain S9s, Bitman (sic) T9s, and Avalon 821s machines for the Company's own inventory." Clarify whether these were purchases or leases and the costs involved.

The following has been added:

These machines are owned by GDET and its clients. There are no leases on these machines.

21.	Clarify whether you intend to build a Cryptocurrency mining facility for your own proprietary mining or lease the facility to third parties. We note your statement that you intend your facility to be "client-focused." Explain how you intend on "expanding operations to support other entities who wish to take advantage of the mining facility though (sic) colocation."

The facility will both host GDET’s own mining equipment as well as offer services to third parties to co-locate theirs. By expanding, we will have more power and space to host machines whether owned by GDET or by one of its customers.

22.	Explain why increasing competition in mining Cryptocurrency and the "demands of operating a standard mining company" has necessitated you "subsidizing operational costs to maximize profits, maintain unmatched structural integrity, and expedite mining rates."

The following has been added:

Only 21 million Bitcoin will ever exist (expected to be mined by 2140) and about 12 million have been mined so far, therefore there is a limited amount of bitcoin to be mined. Hundreds of thousands of miners are in competition to mine these remaining Bitcoin, and the mining costs are comprised of multiple factors including the cost of the computers themselves (as the mathematical equations get progressively harder, computers will need to be upgraded), cooling the computers, and energy use. According to Fundstrat, the current break-even point for Bitcoin mining is $8,038 so in order to make a return on investment, it is important that operation costs are kept low and mining rates are expedited.

23.	We note your statements that imply that you have more than one person associated with your business. Please revise your entire offering statement that you have only one employee, director and officer, Mr. Idnani. For example, your statement on page 35 that you "have been successful in attracting experienced and capable personnel" is confusing when Mr. Idnani is your sole employee, officer and director.

The section on employees now reads as follows:

Employees

As of March 31, 2018, we had one employee, including officers and directors. We believe that we will be successful in attracting experienced and capable personnel. Our employee has entered into agreements with us requiring him not to compete or disclose our proprietary information. Our employee is not represented by any labor union. We believe that relations with our employee are excellent. Usually the number of total employees and number of full-time employees will vary.

24.	Discuss in Plain English the purpose and functionality of the "Bitmain," "Bitman" and Avalon machines that you have secured.

The following has been added:

Cryptocurrency mining is a process in which transactions for various forms of cryptocurrency are verified and added to the blockchain digital ledger by cryptocurrency mining machines. Each time a Cryptocurrency transaction is made, a miner, such as the Bitmain or Avalon machine is responsible for ensuring the authenticity of information and updating the blockchain with the transaction.

The mining process itself involves solving complicated mathematical problems, for which miners are rewarded by being able to authorize the transaction, and in return for the service provided, earn small amounts of cryptocurrency.

At this point in time, we believe the best equipment for Bitcoin mining is made by the Bitmain company and the Avalon company.

25.	Explain your statement that you are "a result driven, blockchain-oriented company..."

This statement was intended to express management philosophy and focus. The language regarding result driven and blockchain oriented has been deleted. The blockchain is a public ledger of all transactions that have taken place in the Bitcoin network and keeps track of new bitcoins as they are generated. Bitcoin mining is necessary in order for these transactions to be confirmed, as mining is what enforces the chronological order and ensures the security in the blockchain. As a Bitcoin mining company, we are inherently blockchain-oriented as Bitcoin mining results in the continuation of the blockchain.

26.	We note that one of your use of proceeds is directed to "Cryptocurrency ATM's." Please explain in what these items are and how they relate to your business plan.

The following has been added:

Cryptocurrency ATMs

Cryptocurrency ATMs are machines which are connected to the Internet, allowing the insertion of cash in exchange for bitcoins given as a paper receipt or by moving money to a public key on the blockchain. They look like traditional ATMs, but Cryptocurrency ATMs do not connect to a bank account and instead connect the user directly to a Cryptocurrency exchange, allowing users to buy, sell and exchange Cryptocurrencies for cash. All that is required is the user’s ID, which the machine will scan, and an active mobile Cryptocurrency wallet (usually in the form of a QR code).

Like standard ATMs, Cryptocurrency ATMs will charge fees to the user, and quoted prices are taken from exchanges on a live basis.

Our Cyptocurrency ATMs will allow us to diversify our exposure to the cryptocurrency industry, by having another source of revenues. They will also allow us to have a brick-and-mortar presence in addition to our online presence.

Executive Compensation, page 38

27.	Clarify through an added footnote to your table that Mr. Idnani was not actually paid $350,000 in cash compensation for the year ended December 31, 2017 and whether this compensation is accrued and payable in the future.

This Section has been revised to read as follows:

The following table represents information regarding the total compensation our officers and directors of the Company for the period ended December 31, 2017:

	Cash Compensation	Annual Bonus Available	Other Compensation	Total Compensation
Name and Principal Position
Anil Idnani, CEO and Director	-0-			-0-

Total	-0-			-0-

The Company intends to pay Anil Idnani $350,000 in cash compensation for year ending 2018. To date, no compensation has been accrued or paid to Mr. Idnani.

Financial Statements

Consolidated Balance Sheet, page F-2

28.	Please revise to include the various accounting policy and other disclosures related to material assets presented in your consolidated balance sheets.

The following has been added:

Long-Lived Assets Including Goodwill and Other Acquired Intangible Assets

The Company reviews property, plant and equipment, and identifiable intangibles, including goodwill and intangible assets with indefinite useful lives, for impairment. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of their carrying amounts to future undiscounted cash flows the assets are expected to generate. If property, plant and equipment, and certain identifiable intangibles are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the asset exceeds its fair value.

Management has determined that all of the assets acquired have no value and are to be written off.

29.	Describe for us your investment in subsidiary and tell us why it is not consolidated in your financial statements.

The investment in the subsidiary was made under old management and for a different business purpose. Current management has been unable to obtain current financial information about the subsidiary and has determined to write it off as of the next reporting period.

30.	It appears your consolidated balance sheets reflect the carrying value of assets and liabilities of Golden Dog Productions, LLC, acquired on September 26, 2014. In light of your current business plan to build and manage a cryptocurrency mining colocation and mining facility, your apparent abandonment of the inactive Golden Dog Production operation, and the going concern uncertainty regarding your continued existence, tell us your consideration of whether or not each of the following assets are impaired and should be written-off:
a.	Investments in acquired content rights,
b.	Goodwill and other intangible assets,
c.	Investments in acquired content rights and production in progress,
d.	Distribution rights,
e.	Investment in subsidiary, and
f.	Trademarks.

Investments in acquired content rights, - Impaired will be written off.

Goodwill and other intangible assets, - Impaired will be written off

Investments in acquired content rights and production in progress, - Impaired will be written off

Distribution rights, - Impaired will be written off

Investment in subsidiary, and - Impaired will be written off

Trademarks - Impaired will be written off

None of the assets listed above will be used in the cryptocurrency mining operation. There is limited information regarding these assets. Management has been unable to locate a buyer for these assets and has determined to write them off as of the next reporting period.

Consolidated Statements of Expenses, page F-3

31.	We note that GDET carried substantial levels of debt during the year ended May 31, 2017 and the six months ended November 30, 2017. Explain for us why GDET reported no interest expenses during those two periods and why it reports no revenues or expenses at all for the six months ended November 30, 2017.

Consolidated Statements of Stockholders' Equity (Deficit), page F-4

GDET, under old management, had decided to wind down the operations in May 2017 since the business was not performing. Although the company tried selling distribution rights to its content they were not successful.

Management has investigated the debt that GDET is carrying and has been unable to locate the required loan documents that are needed to compute interest expense. Based upon discussions with old management it appears that the loans payable are greater than seven years old and as such will be written off as of the next reporting period.

32.	We note this financial statement presentation omits disclosure of Series A, B and C Preferred shares and includes disclosures for duplicative three month periods ended:
a.	May 31, 2016,
b.	August 31, 2016, and
c.	November 30, 2016.

This presentation also appears to include non-chronological disclosures of the three months ended February 29, 2015. Please provide disclosure for all classes of preferred and common shares and please reconcile your statements of changes in stockholders' equity to your consolidated balance sheets. Omit irrelevant and duplicative disclosures.

Please see updated financial statements.

3. Related Party Transactions, page F-8

33.	Please updated your related party disclosures. Address loans payable to related parties made and outstanding during the reporting periods.

The related party transactions represent amounts funded to the company from GDET’s prior CEO. As part of the purchase of GDET by current management the prior CEO has agreed to forfeit the related party loans payable. As such these will be written off as of the next reporting period.

4. Loans Payable, page F-8

34.	It appears as though your financial statement note disclosure only addresses loans payable through November 30, 2015. Please update.

On 12/15/15 the Company entered into a loan agreement for $8,480. On 12/28/15 the Company entered into a loan agreement for $50,000. On 1/7/16 the Company entered into a loan agreement for 24,980. All of these loans were forgiven.

5. Convertible Notes Payable, page F-9

35.	Similarly, please update your disclosure of convertible notes payable through each required reporting period.

There have been no new notes issued through the reporting periods.

General

36. We note the use of technical jargon throughout your offering statement. Please revise your offering statement to include more detailed discussions of the terms and platforms your discuss. The list of items in need of further elaboration includes, but is not limited to, the following: cyrptocurrency mining; Bitcoin Network; bitmain machines and blockchains.

A glossary has been added to the offering circular.

The Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please feel free to contact me on my private telephone line (727) 656-5504.

Sincerely,

/s/ John E. Lux

John E. Lux, Esq.